Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Years Ended December 31,					Nine Months Ended September 30,

	2002	2001	2000	1999	1998	2003	2002

Income (loss) before taxes and discontinued
operations (a)	$(4,481)	$(59,989)	$40,409	$19,677	$10,957	$4,492	$(6,861)

Fixed charges:
Interest expense (b)(c)	5,625	6,101	2,965	17	–	3,512	4,310

Rentals:
Buildings, net of sublease income –
14%(d)	377	719	668	448	205	237	539
Office and other equipment – 14%(d) .	39	41	34	48	31	8	31

Total fixed charges	$6,041	$6,861	$3,667	$513	$236	$3,757	$4,880

Income (loss) before taxes and discontinued
operations, plus fixed charges	$1,560	$(53,128)	$44,076	$20,190	$11,193	$8,249	$(1,981)

Ratio of earnings to fixed charges	(e)	(e)	12.0x	39.4x	47.4x	2.2x	(e)

(a)

Included in the income (loss) before taxes and discontinued operations was a gain on repurchase of convertible subordinated notes of $825 thousand and $3.0 million for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively. The Company did not repurchase convertible subordinated notes in 2001.

(b)	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.

(c)

In January 2003, the Company’s Board of Directors authorized the repurchase, in the open market or through privately negotiated transactions, of up to $20.0 million of the Company’s 5.5% convertible subordinated notes. In February 2003, the Company repurchased $10.3 million of convertible subordinated notes. If the Company elects to repurchase its convertible subordinated notes in the open market, interest expense from convertible subordinated notes will decrease.

(d)

Management believes that 14% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.

(e)

The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2002. To achieve an earnings to fixed charges ratio of 1:1, the Company would need to generate additional income of $4.5 million, $60.0 million and $6.9 million for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2002, respectively.